

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

December 7, 2007

Mr. William J. Foote
Chief Financial Officer and Secretary
Photonic Products Group, Inc.
181 Legrand Avenue
Northvale, NJ 07647

> **RE: Photonic Products Group, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **File No. 0-11668**

Dear Mr. Foote:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant